Brewer & Pritchard A PROFESSIONAL CORPORATION ATTORNEYS & COUNSELORS	Three Riverway, 18th Floor Houston, Texas 77056 Tel: (713) 209-2950 Fax: (713) 659-5302 Email: info@BPLaw.com Website: www.BPLaw.com

April 19, 2011

Alexandra M. Ledbetter
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-7010

Re:	Texas Rare Earth Resources Corp.
Registration Statement on Form S-1
Filed February 8, 2011
File No. 333-172116
Form 10-K for Fiscal Year Ended August 31, 2010
Filed February 8, 2011
File No. 0-53482

Dear Ms. Ledbetter:

This letter sets forth the responses of Texas Rare Earth Resources Corp., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 7, 2011 concerning the Company’s Registration Statement on Form S-1 (File No. 333-172116) filed with the Commission on February 8, 2011 (the “Form S-1”), and the Company’s Form 10-K for fiscal year ended August 31, 2010 (File No. 0-53482) filed with the Commission on February 8, 2011 (the “Form 10-K”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed an amended Form S-1 and an amended Form 10-K including our responses to your comment letter.

General

1.
Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.  Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found.  This will expedite our review of the filing.

Response: Where the Company has revised the disclosure in response to the Staff’s comments, it has noted the applicable page number of the prospectus next to the responses below. In addition, certain copies of the respective amendments provided to the Staff have been marked to show changes for the convenience of the Staff.

2.	Please revise your Exchange Act filings to address our comments, as necessary.

Response:  The Company has filed an amended Form 10-K for the fiscal year ended August 31, 2010.  Copies of the Form 10-K provided to the Staff have been marked to show changes for the convenience of the Staff. The Form 10-Q for the quarter ended February 28, 2011 also incorporate our responses to your comment letter.

Registration Statement on Form S-1

General

3.
We note your counsel beneficially owns 14% of your outstanding stock and that the location of your principal executive offices is the same as that of your counsel.  Please revise to disclose all relationships between you and your counsel.

Response:  The Company respectfully submits that there are no relationships between the Company and its counsel other than as described in the prospectus.  The Company is in the process of relocating its principal executive offices to either Denver or Houston (outside of counsel’s offices).  Until the relocation has been completed, counsel has assisted the Company by providing temporary office space for the Company’s chief executive officer and chief financial officer, at no-charge and upon an at-will basis.

4.	Please send us the supporting documentation for all statistical claims that you make in your prospectus. For instance, we note the following claims:

•
“Recent technology and geopolitical developments, however, have increased the interest in and demand for rare earth elements.  Increased demand for nuclear power and medical applications has renewed interest in uranium.  New beryllium applications are also now potentially emerging.” (Page 3.)

•
“It is now universally thought that China will soon utilize their production domestically and that as a result, their declining resources will not be available to the rest of the developed world.” (Page 26.)

•	“…[T]here is a virtual ‘explosion’ in the uses of these [rare earth] elements.” (Page 26.)
•
“…[T]he adoption of this new technology to reduce energy costs, particularly diesel, by the traditional heavy trucking, railroads, construction, mining and other heavy industry will stimulate a demand greater than even that of the most optimistic of forecasters.” (Page 26.)  Please also clarify your reference to “this new technology,” as you refer to more than one in the preceding sentences.

•
“We believe the market fundamentals for uranium are strong and that there may be a shortfall of supply which will widen in the coming years, primarily based on…Increasing Medical Technology Applications.” (Page 26.)

Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus.  Alternatively, you may make a list of the claims in your prospectus and a corresponding index to the relevant passages in your supporting documents.

Response:  As the Company is still in the early stages of its exploration of the Round Top prospect, it has revised its disclosures to delete references to statistical claims based on internal estimates and assumptions.  For those claims that remain in the Registration Statement, the Company is providing concurrently with this letter the supporting documents under separate cover.   As results from the early testing on Round Top become available, the Company undertakes to disclose such results in its Exchange Act filings.

Prospectus Cover Page

5.
We note your disclosure that “[i]f [y]our shares become quoted on the Over-The-Counter Bulletin Board, sales will be made at prevailing market prices….”  Please revise your disclosure to indicate the price at which the shares will be sold until such time as your common stock is approved for quotation on the OTCBB.

Response: The Company has elected not to apply for quotation on the Over-The-Counter Bulletin Board, and has therefore deleted the disclosure described above throughout the Registration Statement.

Prospectus Summary, page 3

6.
Please expand your discussion of your corporate history.  Disclose that you changed your name from Standard Silver Corporation in September 2010 and the reasons relating thereto.  Describe your operations as Standard Silver Corporation.

Response: The Company has expanded its disclosure on its corporate history, including the reasons relating to the name change. See page 5.

7.
We note your disclosure at page 5 that you are registering 3,415,000 shares of common stock.  Based on your disclosure elsewhere, it appears that this number should be 3,495,000.  Please revise or advise.

Response:  The discrepancy was noted. The Company has revised its disclosure relating to the number of shares of common stock being registered pursuant to the Registration Statement.  See page 5.  The number of shares of common stock being registered for resale has increased by virtue of an investment effected by two funds affiliated with Libra Associates, LLC on February 9, 2011, one day after the filing of the initial registration statement, for gross proceeds of $2M.  The securities sold on February 9, 2011 were identical to the placement defined in the registration statement as the “January 2011 Private Placement”.  See page 6 in the subsection entitled “Recent Financings”.

We note that the Black Box Incorporated (June 26, 1990) no-action position supports our opinion that this investment by Libra should not be integrated with this resale offering contemplated in the Registration Statement.  This is a well established position, which was reiterated in SEC Release No. 33-8828 (“Release”).

In the Release, the Commission recognized that a company’s financing needs do not end with the filing of a registration statement.  Indeed the Commission has taken the position on several occasions that notwithstanding the availability of information in the registration statement, companies may continue to conduct concurrent private placements without those offerings being integrated with the ongoing public offering.  In order to avoid integration of the private placement and the public offering, the issue is whether the registration statement could be considered a general solicitation that would affect the availability of the 4(2) exemption.  In the Release, the Commission stated that, “if the private placement investor became interested in the concurrent private placement through some other means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for the private placement.”  Release at 56.

The example set forth by the Commission in the Release mirrors exactly the factual situation in which Libra invested in the Company.  The Libra investors became interested in making an investment in the Company in November 2010 (management met with Libra on the same New York trip during which management met with the Highline investors, the other large investors in our January 2011 Private Placement). Libra and the Company continued discussions regarding an investment in the Company subsequent to this meeting. As described in the Registration Statement (see pages 25 and 26), the Company was obligated pursuant to applicable registration rights agreements to file a registration statement by February 9, 2011.  Management elected to file the registration statement on February 8, 2011 to avoid having to pay liquidated damages pursuant to the registration rights agreements.  On February 9, 2011, one day after the filing of the Registration Statement, Libra invested in the Company.  The Libra investors are accredited investors, and the sale of the Company securities to Libra complied in all respects with the exemption afforded under Section 4(2)

As Libra and the Company had a substantive pre-existing relationship prior to the date on which the Registration Statement was filed, and the Company complied in all other respects with Section 4(2), it is the Company’s opinion that the filing of the Registration Statement is not a general solicitation that would affect the availability of Section 4(2) for the sales to the Libra investors.

Risk Factors, page 6

8.
We note that you filed a Form 10-12G on October 30, 2008, to which we issued comments.  The Form 10-12G became effective by operation of law 60 days after filing and you incurred reporting obligations under the Exchange Act at that time.  You failed, however, to respond to our comments and to make any Exchange Act reports until February 2011.  Please add risk-factor discussion regarding this matter.

Response: The Company has added a risk factor to address its failure to file its Exchange Act. See page 12.

Efforts to comply with recently enacted changes in the securities laws…, page 10

9.
We note your statement that the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 are not presently applicable to you.  Please remove or revise this risk factor, as it appears that you are already subject to those requirements.  For instance, your Form 10-K for the fiscal year ended August 31, 2010 includes management’s report on internal control over financial reporting.

Response: This risk factor has been removed.

Selling Security Holders, page 15

10.
We note that certain of your selling stockholders are affiliated with broker-dealers or investment advisors or are investment advisors.  For each such selling stockholder, please revise your disclosure to indicate when such holder purchased its shares and the consideration paid in respect thereof.

Response:  The footnotes to Selling Security Holders table have been revised to indicate when such selling stockholders purchased its shares and the consideration paid in respect thereof.  See pages 17 through 21.

11.
With respect to each selling stockholder which is an entity, please revise your disclosure to indicate the natural person(s) who has voting or investment control over the shares.  Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at:
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  For example, and without limitation, you did not provide such information for Jano Capital, LLC or Kingsbrook Opportunities Master Fund, LP.

Response:  The footnotes to the Selling Security Holders table have been revised, with respect to each selling stockholder that is an entity, to indicate the natural person(s) who has voting or investment control over the shares.  See pages 17 through 21.

Business, page 24

12.
Please expand your discussion of your business plan.  Describe more specifically your activities planned for the next twelve months.  With respect to the studies and sampling you plan to do on your properties, identify the individuals who will perform the work and disclose their timetable.  Disclose when you will submit to the Texas General Land Office your initial plan of operations to conduct exploration on the Round Top property.

Response:  The Company has expanded its discussion of its business plan to more specifically describe its planned activities over the next twelve months and the estimated date on which it will file the initial plan of operations to conduct exploration on the Round Top property.  See pages 27 and 28.

Note that the Company will outsource the study and sampling work to be performed on its prospects.  It has not yet indentified the individuals who will perform that work.  The Company will include such information in its future filings.

13.
We note your statement at page 9 that you believe you have sufficient capital to sustain operations through calendar-year 2011, but that you will need to raise capital to implement your business plan.  Please describe more specifically how you plan to spend your capital in the next twelve months.

Response:  The Company has expanded its disclosure to reflect how it intends to spend its capital in the next twelve months.  See the revised Risk Factor on 11, the section entitled “Planned Exploration and Development Activities” on page 28, and the section entitled “Liquidity and Capital Resources” on pages 35 and 36.

14.
We note your disclosure in the third paragraph on page 24 regarding your intended activities.  Please provide an approximate timeline with respect to each of these activities and the approximate funds needed to complete each of these activities.

Response:  The Company has expanded its disclosure to indicate the approximate timeline for each of its intended activities and the funds needed to complete each of its activities.  See the section entitled “Planned Exploration and Development Activities” on page 28.

Management, page 37

15.
Please revise this section to provide greater specificity in the biographical sketches.  For instance, we note your statement that “[f]rom 2000 through 2010, Mr. Mathers was involved in providing contract chief financial officer and consulting services to a wide variety of privately and publicly held companies.”  Please identify those companies and the time periods involved.  Similarly, where you state that “[f]rom 1994 and to the present, Mr. McDonald has been involved with various oil and gas companies,” identify the companies, and indicate the positions held and the time periods involved.  Clarify whether Mr. Wall is still serves as a vice president and director of Brenex Oil Corporation.  Where you state that “Mr. Marchese’s prior experience includes Laidlaw Equities, Southcoast Capital, Oppenheimer & Co, Prudential-Bache and the General Motors Corporation,” indicate the positions held and the time periods involved.

Response: The Company has revised the biographical sketches for each of Messrs. McDonald, Wall, and Marchese. See page 40.

Where You Can Find More Information, page 41

16.	Please be advised that the address of the Securities and Exchange Commission’s headquarters has changed to 100 F Street NE, Washington, DC 20549.

Response: The Company has revised its disclosure to correct the address of the Commission’s headquarters. See page 47.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

17.
Please advise your auditor to revise their report to indicate the city and state where issued.  Refer to Regulation S-X, Rule 2-02(a).  This comment also applies to your Form 10-K for the fiscal year ended August 31, 2010, filed on February 8, 2011.

Response: The Company’s auditors have revised their report to indicate the city and state where issued. The Company has also made this correction to the Form 10-K. See page F-2.

Note 7 – Shareholders’ Equity, page F-11

Capital Stock, page F-11

18.
We note that you issued 3,750,000 shares of common stock for $25,000 cash to two separate entities in November 2008 (i.e., a total of 7,500,000 shares of common stock for $50,000 cash).  Please revise to provide footnote disclosure regarding these share issuances.

Response: The Company has revised its footnote disclosure regarding these share issuances. See page F-12.

Warrants, page F-12

19.
We note that you have entered into a registration rights agreement in connection with the sale of shares of your common stock and warrants to acquire your common stock (i.e., the “2009-2010 Private Placement”).  Please revise to provide the disclosures required by FASB ASC 825-20-50 in regards to the liquidated damages provisions of this registration rights agreement.

Response: The Company has revised its footnote disclosure in regards to the liquidated damages provisions of the registration rights agreement. See pages F-13 and F-14.

Signatures, page 47

20.
Please revise your Signatures section to designate the individuals who serve as your principal financial officer and your principal accounting officer or controller.  Refer to Instruction 1 to the Signatures section of Form S-1.

Response: The Company has revised the Signatures section to designate the person who serves as the Company’s principal financial officer.

Exhibits

21.
Where you incorporate certain documents by reference, please revise your exhibit index to indicate more precisely the file to which you are referring.  For example, with respect to the Stock Option Plan, you would refer to “Exhibit 10.1 to the Form 10 filed with the SEC on October 10, 2008.”

Response:  The Company has revised its exhibit index to indicate more precisely the file to which the Company is referring.  See page 51.

22.
Please file the following documents as exhibits, as they appear to be material contracts: the nonexclusive investment banking agreement with Sunrise Securities Corp. referred to at page 19, the institutional public relations retainer agreement with Sunrise Securities Corp. (page 19), and the finders agreement with Aspenwood Capital (page 19).  Refer to Item 601(b)(10) of Regulation S-K.

Response:  The Company has revised filed with the Amendment the nonexclusive investment banking agreement with Sunrise Securities Corp. and the finders agreement with Aspenwood Capital.  See page 51.

Engineering Comments

Texas Rare Earth Resources Corporation page 3

23.
In this section of your filing you state preliminary drill sampling has indicated ore grade faces of both beryllium and uranium.  The term “ore” implies the existence of a reserve as defined in section (a)(1) of Industry Guide 7.  Since you do not have a reserve, please revise your disclosure and remove the term “ore” until you have a proven or probable reserve.

Response:  The Company has revised the Registration Statement to remove the term “ore” throughout.

24.
We note your reference to a report published by the Bureau of Economic Geology that heavy rare elements make up 67% of the total rare earth element content at Round Top.  We are unable to locate this information in the report.  Please advise.

Response:  The Company has revised the Registration Statement to delete this statement throughout.

25.	We note you state the Round Top rhyolite is well situated for large scale, low cost open pit mining. Please explain to us how you have made this determination.

Response:  The Company has revised the prospectus to delete this statement throughout.

26.
We note your statement that the location of your property is on Texas lands, and under the permitting jurisdiction of the state of Texas.  Additionally you state no federal land use agency is in any way involved.  In an appropriate section of your filing please disclose the specific permits required to conduct exploration and production activities on your property.  If applicable, include requirements of the Nuclear Regulatory Commission.

Response:  The Company has expanded its disclosure to indicate the specific permits required.  See the Risk Factor on page 9 beginning with “Mineral operations are subject to applicable law and government regulations” and the section entitled “Government Approvals” on pages 30 and 31.

The Company page 24

27.
Please disclose the following information for each of your material properties regarding your land and mineral rights.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•	The nature of your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:  The Company respectfully refers the Staff to pages 27 through 30 of the prospectus for a full discussion of its only material property, the Round Top prospect.  The Company has revised its disclosure to clarify that it has no current intentions to develop its other non-material prospects. See page 27.

28.	Please expand your disclosure to include your exploration plans for the properties as required by section (B)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

Response:  The Company has revised its disclosures to address the exploration plans for the Round Top prospect as required by Section (B)(4)(i) of Industry Guide 7.  See pages 28 and 29.  Note that the Company does not have any current plans to explore any of its prospects other than Round Top.

29.
Please provide a description of the equipment, infrastructure, and other facilities located on your property and the details as to modernization and condition as required by Section (b)(4) of Industry Guide 7.

Response:  The Company has revised its disclosure to provide a description of the equipment, infrastructure, and other facilities located on the property and the details as to modernization.  See the section entitled Improvements and Equipment” on page 29.

30.
We note you refer to mining leases for your mine sites.  Please identify the filing, exhibit number, and date when you have filed these documents on EDGAR.  If you have not previously filed translated copies of your lease agreements, we believe that you would need to file these to comply with Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:  The Company has filed its lease for the Round Top prospect as exhibit 10.2 of our Form 10-K for the fiscal year ended August 31, 2008 filed with the SEC on February 8, 2011.

Description of Rare Earth and other Rare Elements page 26

31.
We note you state the Round Top rhyolite is estimated to contain at least 1.6 billion metric tons.  Please remove tonnage estimates until you have a proven or probable reserve as required by Section (b)(5)(3) of Industry Guide 7.

Response:  The Company has revised its disclosures throughout the Registration Statement to remove tonnage estimates.

Company Website

32.
We note that you refer to or use terms other than proven or probable reserves on your company website.  As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7.  These generally differ from measurement systems that guide the estimation of resources.  If you continue to make references on your web site to reserve measures other than those recognized by the Securities and Exchange Commission, please accompany such disclosure with cautionary language comparable to the following:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in our S-1 or 10-K.  You can review and obtain copies of these filings from our website at http://www.sec.gov/edgar.shtml.”

Please indicate the location of this disclaimer in your response.

Response:  The Company has added the cautionary language substantially in the form as suggested by the Staff.  The disclaimer can be found at http://www.standardsilvercorp.com/investor-centre/.

Please feel free to telephone the undersigned or Heath Trisdale at (713) 209-2950 with any questions or comments.

Very truly yours,

BREWER & PRITCHARD, P.C.

/S/ Thomas C. Pritchard
Thomas C. Pritchard

cc:  Dan Gorski
Texas Rare Earth Resources Corp.